[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue – Suite 200
Wayzata, Minnesota 55391

September 29, 2009

U.S. Securities and Exchange Commission                                               Via Edgar and Overnight Courier
Division of Corporation Finance
Attn:           Anne Nguyen Parker – Branch Chief
     N. Gholson
                     100 F Street NE
                     Mail Stop 7010
                     Washington, D.C. 20549-7010

Re:          Northern Oil and Gas, Inc.
Registration Statement on Form S-3 (File No. 333-156458)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nothern Oil and Gas, Inc. (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form S-3 (File No. 333-156458), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on December 24, 2008.

The Company is seeking withdrawal of the Registration Statement because the shareholders who originally held all shares that were to have been registered by the Registration Statement are eligible to sell those shares under Rule 144 promulgated under the Securities Act.

The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction, and the Registration Statement was not declared effective by the Commission. The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please feel free to contact me at any time at 952-476-9800 with any further questions.

                  Sincerely,

                 Northern Oil and Gas, Inc.

                                    /s/ Ryan R. Gilbertson
                                    Chief Financial Officer